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                          November 17, 2023

       David Domzalski
       Chief Executive Officer
       VYNE Therapeutics Inc.
       685 Route 202/206 N., Suite 301
       Bridgewater, NJ 08807

                                                        Re: VYNE Therapeutics
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 13,
2023
                                                            File No. 333-275507

       Dear David Domzalski:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Mark Ballantyne, Esq.